CALCULATED SEQUELS

Own part of ONEDOOR's next major-studio global Young Adult trilogy franchise!



onedoorstudios.com   Santa Barbara CA   Entertainment   Film

Highlights

1 This offering follows the successful $2 million WeFunder raise of The Calculated Movie (a separate company).

2 A film franchise is based on a top-rated novel series, released by a leading publisher on Amazon.

3 1st tranche 110-125% early preferred return on investment before production begins (investment not guaranteed).

4 2nd tranche: 50% of the development company's ongoing profits (investment not guaranteed).

5 A $7.2MM development fund for 3 motion pictures. We intend to use bank-financed production funding at $60MM each.

6 A team that has worked on 23 studio-released movies and series earning over $4 billion in revenue.

7 A team with studio relationships including Sony, Universal, Warner Bros, Disney, Paramount/CBS and Lionsgate.

Our Team



John J. Lee, Jr.   Founder | CEO | Producer

Successfully led the vision, launch and/or expansion of five entertainment and media entities, and provided business services for 23 studio released motion pictures, TV network series and specials, with global rights earnings exceeding $4 billion.

> From its opening sentence, Nova McBee's young woman starring character just knocked us out with her impossible circumstances and unconquerable spirit. We were fortunate to bid early on this audience-captivating book series that could become one of the highest impact motion picture franchises of all time.



Stephen Wollwerth   Founder | Executive Vice President | Producer

Stephen's cinematography has been seen all over the world including production for Fox Sports, National Geographic Channel, a PBS Docuseries watched by millions, and as DP on a feature film released on Amazon called Hope for the Holidays.



Jason Brents   Founder | President | Producer

As OneDoor's COO, Jason continues to oversee all of its entities, developing their in-house story properties and connecting OneDoor Studios with its various production partners, helping set OneDoor's development funding and bank production financing.



Tay Centineo   Vice President of Development

Tay oversees all things development for OneDoor Studios, and has a passion for finding stories with fresh perspectives on humanity. She most recently served as the development executive at Roland Emmerich's Centropolis prior to OneDoor Studios.



Thomas Elisher   Project Manager

Thomas has several years of high-level project management experience developing tools and standard operating procedures to maintain the scope, schedule, and budget for dozens of concurrent projects.



Jill Stutzman   Office Manager

With 18+ years of experience in administrative and customer service roles, Jill is the consummate project manager. She excels at managing schedules and focusing on details, and she does it all with determination and a professional, positive attitude.



David Limon   Development Assistant

With an extensive background in the entertainment industry both in front of and behind camera, David returns to development at One Door Studios with a fervor for meaningful projects and a passion for discovering fresh, untold stories.



Gary Ostrander

We may be closing on Wefunder on August 24th, BUT you will still be able to invest on OneDoorStudios.com Look Out Divergent and Hunger Games...Here Comes Calculated. And Now...The Calculated Sequels.

HOW IT WORKS



WHAT DO INVESTORS GET?

THE DEAL

Whether you invest $100 or $100,000, each investor may receive 110% up to 125% (depending on the amount and timing of your investment) of their investment from CALCULATED SEQUELS' budget before the pictures are produced. After Calculated begins its global distribution each investor receives their full proportional share of half (50%) of the Development Company's global profits from the Motion Picture, from all its ancillaries. Each investor is on the same equal terms.

There is no guarantee that Calculated Sequels' will return any portion of the

investment, or reach profitability.

THE PERKS

<u>Early Bird Perk</u>: Investors who invest up to the first $450,000 receive 115% early preferred return of their original investment before production begins.



$250+ Investor receives a special "Thank You" with Investor's name in the credits of each Picture.



$500+ Investor's photo included in the Company's mosaic in the "Thank You" credits of each Picture. Plus previous perk.



$1,000+ Investor receives access online to exclusive members only video footage and updates during development and production of each Picture. Plus previous perks.



$2,500+ Investor receives a digital autographed picture of the main cast, and a signed hardback sequel of your choice from the author Nova McBee. Plus previous perks.



$5,000+ The first 50 Investors receive invitations for two to the Cast and Crew Screening of the Picture. Plus previous perks.



$10,000+ Investor receives an invitation to be an extra cast member in one Picture. Travel and accommodation not included. Plus previous perks.



$15,000+ The first investors at this level receive 115% early preferred return of their original investment before production begins. Plus previous perks.



$25,000+ Investor receives a special invitation to Exclusive Actors Meet & Greet Event for one Picture. Plus previous perks.



$50,000+ Investors at this level receive 120% early preferred return of their original investment before production begins. Plus previous perks.



TIER 10 ∞ 100,000 +

$100,000+ The first five investors (2 spots still available) at this level receive 125% early preferred return of their original investment before production begins and an Associate Producer Credit on one Picture. Plus previous perks.

TIER 11 ∞ 500,000 +

$500,000+ Investors at this level receive 125% early preferred return of their original investment before production begins and an Associate Producer Credit on all three Pictures. Plus previous perks.

TIER 12 ∞ 1,000,000 +

$1,000,000 Investors at this level receive 125% early preferred return of their original investment before production begins and an Executive Producer Credit on all three Pictures. Plus previous perks.

FROM NOVELS TO MOVIE FRANCHISE



Calculated's powerful novel series on which the CALCULATED film franchise is based is a present-day action-adventure thriller. The series includes four novels, each with successively stronger reader responses. The first three, *Calculated*, *Simulated* and *Activated* are available now wherever books are sold. The fourth installment, *Liberated*, is slated for release summer 2023.

Ann Peacock, the award-winning screenwriter especially known for her work on "The Chronicles of Narnia: The Lion, the Witch and the Wardrobe," is currently adapting the first novel into a screenplay. Globally respected for her film adaptations, Peacock won a Primetime Emmy for Outstanding Writing with her script for "A Lesson Before Dying" in 1999. Once a shooting script for Calculated is complete, Ann will be first in line to adapt Calculated's Sequels.





CALCULATED SYNOPSIS

Josephine Rivers is a calculating prodigy with a nearly supernatural ability to look at the world through a purely mathematical lens, even at times predicting the future. After a betrayal within her own family when she is 15 years old, Jo is kidnapped and taken to China by the sinister Maxima, known as "Madame." Jo is forced to use her gift to increase Madame's fortune. This is only the beginning of our hero's arduous journey, which sees her moved around Shanghai's criminal underground as others exploit her gift. Her only close company is an older prisoner, Hong Rui, nicknamed "Red," whose wisdom and support change how Jo views her own power and teaches her what she needs to survive. At 17, Jo escapes her prison and begins working for one of the wealthiest and most powerful men in China, whose captivating son Kai starts to chip away at her emotional defenses. She holds the fate of the world in her hands, thanks to her unique gifts, but she also craves vengeance against those who've wronged her. Can she save the world from a financial collapse and also bring her enemies down? And can she trust Kai enough to let him into her heart?

PRAISE FOR CALCULATED

review by
KIRKUS
★★★★★
A high-stakes YA tale of betrayal, revenge, and numbers.
An enjoyable thriller with an intriguing, relatable protagonist.

"An intense and wonderfully complex thriller that kept me on the edge of my seat and turning pages!"
   —Jessica Day George, NYT bestselling author of SILVER IN THE BLOOD and the TWELVE DANCING PRINCESSES series

"Calculated is smart with plenty of page-turning action and a brave heroine who is deeply relatable. The timely subject matter is heart-wrenching even as it inspires us to use our gifts to make a difference in the world. Twisty and original, this story will keep readers guessing and hoping to its pulse-pounding end!"
   —Lorie Langdon, best-selling author of DOON and OLIVIA TWIST

"I love the novel's concept - a young girl ripped from her family and trafficked for her superpowers who must use her ingenuity to escape and get home. I love the overall message - use your gift for good. I love that our girl is up against a delicious arch-villain, the head of a global trafficking empire - who is also a woman. I love that it is set in the most exotic—architecturally and culturally— of locations, Shanghai. And I love that all of this is packaged into an exciting, action-packed thriller. Oh, and let's not forget the beautiful love story..."
   —Ann Peacock, award-winning screenwriter of THE CHRONICLES OF NARNIA: THE LION, THE WITCH AND THE WARDROBE



SIMULATED SYNOPSIS

Jo Rivers, safely back in Seattle, asks the same question daily – how does a math genius go from taking down international criminals and saving the world economy to living a normal teenage life? The only answer she can come up with is—she doesn't.

With an overprotective father on her back and Kai on the other side of the world, Jo accepts an offer from Prodigy Stealth Solutions (PSS,) who may have found a way to get her gift back. Using a newly developed technology, PSS tries a simulation process on Jo to restore her abilities, but during the attempt, PSS is hacked and a blacklist file containing some of PSS's most sensitive secrets is stolen. Meanwhile, a mysterious caller who knows more than he should delivers a warning to Jo about Kai, who then goes missing.

Despite her father's concerns, Jo sets off on a risky trip to Tunisia with a PSS team of teen prodigies to find an urgently needed solution for PSS and locate Kai. All the while, Jo has to trust the mysterious informant who, frighteningly, is like no one she has ever met before.

PRAISE FOR SIMULATED

"You know how you always have suspicions with sequels? Well, don't fret. Because somehow, Simulated was better than Calculated. I know! Who thought that could be possible? The suspense, plot twists, and action in this book will not leave you disappointed...only wanting more!"
  —*Drew Taylor, Writer. Reader. Reviewer*

"All of the Mission Impossible action you could hope for, paired with a love triangle that rivals the intensity of Twilight's. Be prepared to choose sides and hold on tight. You're in for one wild ride."
  —*Chelsea Bobulski, author of The Wood and Remember Me*

"Brilliantly crafted, this technological thriller delivers punch after punch of heart-pounding action. The fearless heroine and two equally intriguing love interests had me flying through the pages. I'm in love with this series!"
  —*Lorie Langdon, best-selling author of the Disney Villains Happily Never After Series*



ACTIVATED SYNOPSIS

After her exploits in Tunisia, Jo Rivers knows she'll never lead a normal life. She also can't move on until she grasps the unexpected evolution of her mathematical gift and confronts her unresolved feelings after meeting Noble

mathematical gift and confronts her unresolved feelings after meeting Noble. With Kai undercover, Noble is the only one who has the answers Jo needs. There's just one small problem: Noble has vanished, leaving only a coded message in the stars.

When Rafael, a friend from Jo's days in China, goes missing, it coincides with a new PSS assignment involving a potentially catastrophic satellite breakdown. Jo suspects something more sinister is at play and has no choice but to track down Noble, who may be her only hope to find Rafael and prevent global chaos.

Traveling to the perilous Arctic of Finland, Jo and her band of prodigies team up with unlikely allies from her past to find out what or who is interfering with the satellites— before it's too late. Trusting her gift, Jo follows a path of numbers that light the way...which leads to answers she didn't predict.

Activated is set to release April 21 of 2022, after which time we also will reveal the title and cover for the fourth novel!

PRAISE FOR ACTIVATED

"Where do I start.. I literally could not put this book down. My kids and I have been reading this as our family read a loud and they're begging me to just finish the book tonight. This book keeps you on the edge of your seat the whole time. It is Mission Impossible meets, Hunger Games, meets the Godfather. So good we laughed and almost cried and definitely each of us has yelled out loud at the fictional characters who don't feel fictional at all. Gosh everyone needs to read this series."
    —Brooke, Goodreads reviewer

"Throughout this series, I have been impressed by McBee's storytelling, particularly in her ability to raise emotional and physical stakes in each installment. Each book stands alone in terms of stellar plotting, while also building a series arc - another rare feat of storytelling. And I can't say much for fear or spoiling the outstanding ending, but I can say this: I am dying to hear there are more installments planned in this series!"
    —Netgalley Review

"If I could rate this ten stars I would!"
    —Megan, Goodreads Reviewer



A MAJOR STUDIO APPROVED BUSINESS MODEL

Our business plan is a highly sophisticated proven method for securing major Hollywood players. Over the past 30+ years we have provided business, funding and distribution services for 23 studio released motion pictures. We have built up strong relationships with leaders in the entertainment film insurance and banking industry. We enlist the work of A-list screenwriters, directors and actors. Plus, we engage licenses with the world's leading distributors who connect us to the global market of movie and series binge-watchers, now numbering over 4 Billion. This is your opportunity to be part of a global phenomenon. It's very possible this may be the first raise on an equity

crowdfunding platform to open up to the general public the opportunity to invest in the development fund for a major studio released, insured, bank financed*, globally distributed motion picture franchise (*bank financing has not been secured yet).



FINANCING STRUCTURE

You are invited to share in providing the Calculated Sequels' $7.2 million development funding. A bank's entertainment department will provide each picture's estimated $50 million production budget, totaling $150 million.

This structure provides you 110% to 125% of your investment (depending on whether you invest during the Early Bird window) from Calculated Sequels' production financing BEFORE it begins production.

In addition, you will receive your proportional share of 50% of all Calculated Sequels' global earnings from every source. To give you an idea of this return, consider that our earnings are projected to be comparable to those of THE HUNGER GAMES and THE DIVERGENT SERIES franchises.

ALL OF THESE TIMES AND AMOUNTS ARE FORECASTS. IT IS NOT POSSIBLE TO GUARANTEE THAT THESE ARE ACCURATE OR INDEED WILL EVER OCCUR.

EXCLUSIVE INTERVIEW WITH AUTHOR NOVA MCBEE



MEET OUR LEAD INVESTORS



EXCLUSIVE INTERVIEW WITH ACTOR DAVID NORONA


08:39

WHO IS ONEDOOR STUDIOS?


灵山湾
LAUNCH CEREMONY AND BRIEFING OF LINGSHAN BAY FILM AND TELEVISION VENTURE CAPITAL INVESTMENT CONFERENC
影视创投会启动发布会

JOHN J. LEE, JR.
FOUNDER | CEO | PRODUCER
John has provided development and financing planning and execution in every aspect for dozens of motion pictures, television network series and specials, with combined production costs of over $470 million and global rights earnings exceeding $4 billion.

Here are some of the dozens of films John Lee has worked on. These are motion pictures you have heard of before, like *The Terminator, Crouching Tiger Hidden Dragon,* and *The Nutty Professor*.


SCHWARZENEGGER
FOUR FEATHERS
BEAT THE DRUM
BOBBY JONES
THE NUTTY PROFESSOR
GOONIES
FOREVER STRONG
THE OTHER SIDE OF HEAVEN

John Lee has provided business, global distribution and financing for motion pictures released through Universal, Paramount, Sony, Disney, Warner Bros., HBO and many others.

John has successfully led the vision, launch and/or expansion of five entertainment and media entities, including Impression delivery Corporation that was subsequently acquired by CapCities, and Entertainment Business Group purchased by the Gillen Group.

John's Grandmother was an avid reader, lighting a fire in him to seek for and create audience-overwhelming stories.

John's early career started as a systems analyst then consultant within the Business Systems Division of the NCR corporation by day, while in the evenings writing scripts and stories, and studying entertainment's creative and business

writing scripts and stories, and studying entertainment's creative and business craft. John co- founded the highly successful San Diego Repertory Theatre, for which he provided business planning, funding, taught and directed. He executive produced and partially funded his first motion picture, Where's Willy? in 1976, doing many things contrary to his better business judgment.It was a clarifying learning experience.

This led John into international motion picture sales as Controller and then Business Affairs Vice President for global motion picture sales company Howard Goldfarb Distribution. Subsequently, in the same position for Heart Entertainment, he directed the distribution and funding of in-house and client projects and helped measure the value of their pictures' rights and plan their optimal global rights licensing and sales.

Though participating throughout his career in the business and creative aspects of motion picture and television productions, John also led four new-media companies including the direct broadcast satellite entity Impression Delivery Corporation (acquired by CapCities), and the ad sales units of TimesMirror Cable Television (acquired by Cox Communications).

In 1996, John joined the faculty of BYU's Film School, established and taught their Business of Film curricula, leading him to author *The Producer's Business Handbook*. This book is used by film and business schools the world over, is a standard professional media reference, a best seller in its obscure category, now in its fourth edition published by Focal Press and co-branded by AFM. John has also mentored 27 film students in their productions.


4th Edition
The
Producer's
Business
Handbook
John J. Lee, Jr.
& Anne Marie Gillen
The Roadmap for
the Balanced Film Producer

The book continues to benefit many in understanding the hybrid demands of global distribution and finance, and has brought him, as he likes to say, "more recognition, speaking engagements and enjoyable experiences than I deserve."

In 1999 John co-founded and was CEO of Entertainment Business Group, providing motion picture global finance, distribution and related business services to independent producers and industry entities, until The Gillen Group's acquisition.

In 2004, John became the co-founder and CEO of iCommunication Dynamics, and i.TV, Internet steaming television technology entities, eventually selling its majority interest, as well as separately its i.TV concept and domain, which became a top 100 iPhone and iPad application.

In 2008, John became Dean of India's high-tech entertainment and media college, Whistling Woods International, contributing to their expansion, attaining top ten global status, and bringing India its first Media and Entertainment MBA in partnership with Manipal University.

In 2011, John became Managing Director of Entertainment Strategy, where he directed the development, global distribution, funding and oversight of in-house and client entertainment projects.

In 2018, John's Simple Little Stories co-ventured with Jason Brents' Lady of the Lake Studios together with their China distribution relationships, forming OneDoor Studios, each partner company contributing three global, wide-audience projects, three of which are also franchise projects. Shortly thereafter OneDoor Studios brought in their crucial third full-partner, writer, director, editor, cinematographer Stephen Wollwerth, through his 3Gates Films.

John, Jason and Stephen now direct OneDoor Studios, currently developing

nearly a dozen independent feature motion pictures and series, while expanding their global sales capacities.

John continues to story-search, write, surf, help his wife, Darylann, in her women and children humanitarian work, and together they labor in their most joyous production...their children, grandchildren and extended family.



STEPHEN WOLLWERTH
FOUNDER | EXECUTIVE VICE PRESIDENT | CCO | PRODUCER
Chiefly through his 3Gates Films, Stephen became a polished producer, known as a Renaissance Man through the many projects which he produced and contributed to as a producer, writer, director, director of photography, editor - and even an FAA licensed drone pilot in motion picture, television and live event production. Stephen has established multi-cam streaming systems, and has served as a media broadcasting facility director.

Stephen started 3Gates Films in 2010 as designer, engineer, builder and cinematographer of the first aerial platforms that opened the liberating era of drones. Stephen's innovative breakthrough aerial systems were featured in Scientific American magazine and many other publications and television programs. For a multi-million-dollar Fox Sports television commercial, Stephen became the first person to fly a cinema camera from a Blackmagic Design on a RC platform. He currently holds multiple FAA certifications, including part 107.39 for flights over people, a certification held today by only 18 individuals in the United States.

Stephen was the director of photography and editor on the 8.4/10 IMDB rated 2020 Film *Hope for the Holidays* released on Amazon Prime Video. He was also director of photography and editor for the 13th season of a PBS docu-series entitled *Healing Quest*. Stephen's stock footage has been sold primarily for commercials thousands of times to companies worldwide. His footage has been purchased by National Geographic, Valvoline, Mahindra Tractors, Cenovas Energy, Spike TV, and hundreds of other companies.

In 2019 Stephen amassed a quarter of a million followers on TikTok with tens of millions of views of videos which told stories of miracles in people's lives. Stephen's reputation as a world class editor is significantly enabled by his substantial production of live, multi-camera concerts, and his degree in music performance, with a minor in voice.

Stephen speaks Mandarin Chinese with a level of fluency from his 2 years living in Kunming and Xian, China. He is also an instrument rated private pilot, is fascinated with aviation, has continuing electrical engineering projects as a hobby, is an extreme mountain biker and is a father of three sons and one daughter.





JASON BRENTS
FOUNDER | PRESIDENT | COO | PRODUCER

In 2015, Jason began to lay the foundation of the mini-studio which would eventually become OneDoor Studios. He astutely applied his lifetime of studying and acquiring great world literature, researching and becoming deeply oriented in the business of global motion picture and series development, production, financing and distribution, as well as engaging relationships with bright key-entertainment industry players.

In July 2018, Jason founded OneDoor Studios with his friend and partner John Lee; they were joined a year later by their friend and third partner Stephen Wollwerth. Since then Jason has been developing IP for the company, setting up and closing development financing, and setting up OneDoor Studio Entertainment Properties, which may become the first entertainment industry Series Regulation A+ development funding platform. As OneDoor's President, Jason continues to oversee all of its entities, developing their in-house story properties and connecting OneDoor Studios with its various production partners, which include his and OneDoor's global community of film industry professionals.

Along with continuing to develop industry partnerships, Jason leads OneDoor's public development funding, bank production financing and expanding the partners' overall vision of becoming a mini-studio.

Jason began his career as an educator in 2001 teaching in the Bay Area, CA. Jason developed his entrepreneurial skills in 2005 when he launched a real estate development company, flipping real estate properties on the Big Island. This experience in real estate development helped to prepare him for the similarly financed film industry. In 2009 Jason moved his family to China to teach an international school, instructing some of China's top international students from over 20 countries in history, government, philosophy, and film-making.

While in China he continued to mine many cultures for rich stories worthy to be developed into successful global motion pictures and series.

Jason speaks Mandarin Chinese with an intermediate level of fluency from his 6 years living in Tianjin, China. He continues to acquire and develop great literature, write, compose music, snow ski, cliff dive, and work together with his wife and five children to enable and uplift one another and everyone they meet to become all we are designed to be.

LET'S MAKE HISTORY TOGETHER

We invite you to invest in a piece of this history-making experience for as little as $100.